15026096

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED APR 06 2015

SEC FILE NUMBER
8- 67825

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JARDINE LLOYD THOMPSON CAPITAL MARKETS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 MADISON AVENUE
(No. and Street)

NEW YORK | NEW YORK | 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUDITH L. PRAGER (212) 309-3961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 MARKET STREET | PHILADELPHIA | PA | 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUDITH L. PRAGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JARDINE LLOYD THOMPSON CAPITAL MARKETS INC., as of December 31, 2014, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Financial and Operations Principal

Title

MATTHEW EILENBERG
Notary Public, State of New York
No. 4859401
Qualified in Kings County
Commission Expires April 21, 20 18

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jardine Lloyd Thompson Capital Markets Inc.

Table of Contents

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Jardine Lloyd Thompson Capital Markets, Inc.

We have audited the accompanying financial statements of Jardine Lloyd Thompson Capital Markets, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's investment, and cash flows for the 18 month period then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statements and supplemental information. Jardine Lloyd Thompson Capital Markets, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Jardine Lloyd Thompson Capital Markets, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the 18 month period then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Jardine Lloyd Thompson Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Jardine Lloyd Thompson Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BBD, LLP

Philadelphia, Pennsylvania
April 1, 2015

Jardine Lloyd Thompson Capital Markets, Inc.
Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 2,777,100
Security Deposits	37,003
Prepaid Expenses	804
Receivable from Parent	256,708
Clearing Deposits	500,009
Total Assets	**$ 3,571,624**
LIABILITIES AND SHAREHOLDERS' INVESTMENT	
Accounts payable and accrued liabilities	119,554
Payable to Parent	2,239
Total liabilities	121,793
Shareholders' investment	
Common stock, $0.001 par value 1,000 shares issued and outstanding	1
Additional paid-in capital	6,999,999
Accumulated deficit	(3,550,169)
Total shareholders' investment	3,449,831
Total Liabilities and Shareholders' Investment	**$ 3,571,624**

See accompanying notes to financial statements

Jardine Lloyd Thompson Capital Markets, Inc.
Statement of Operations
For the Eighteen Month Period Ended December 31, 2014

Revenues:	
Reimbursed client expenses	$ 1,655,508
Commissions Revenue	453,765
Total revenues	**2,109,273**
Expenses:	
Compensation and benefits	1,170,002
General and administrative	1,712,271
Professional and subcontracted services	304,331
Total expenses	**3,186,604**
Operating loss	(1,077,331)
Other non-operating income	
Investment and other income, net	444
Net loss before income taxes	$ (1,076,887)
Income Tax expense	$ (16,090)
Net loss	**$ (1,092,977)**

See accompanying notes to financial statements

Jardine Lloyd Thompson Capital Markets, Inc.
Statement of Changes in Shareholder's Investment
For the Eighteen Month Period Ended December 31, 2014

	Common Stock	Additional-Paid-in-Capital	Accumulated Deficit	Total Shareholder's Investment
Balance as of July 1, 2013	$ 1	$ 6,999,999	$ (2,457,192)	$ 4,542,808
Net Loss	-		(1,092,977)	(1,092,977)
Balance as of December 31, 2014	**$ 1**	**$ 6,999,999**	**$ (3,550,169)**	**$ 3,449,831**

See accompanying notes to financial statements

Jardine Lloyd Thompson Capital Markets, Inc.
Statement of Cash Flows
For the Eighteen Month Period Ended December 31, 2014

Cash Flows from Operating Activities:	
Net loss	$ (1,092,977)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Changes in assets and liabilities:	
Decrease in accounts receivable	-
Increase in deposits	(35,850)
Increase in prepaid expenses	(804)
Decrease in receivable from parent	349,936
Provision for deferred income taxes	
(Increase) in other noncurrent assets	-
(Decrease) in other current liabilities	(435,541)
Decrease in payable to parent	(85,805)
Net cash used in operating activities	**(1,301,041)**
Cash Flows from Investing Activities	
Sale (purchase) of short-term investment securities, net	-
Net cash used in investing activities	-
Cash Flows from Financing Activities:	
Capital contribution received	
Net cash provided by financing activities	-
Net decrease in cash and cash equivalents	(1,301,041)
Cash and cash equivalents, beginning of year	4,078,141
Cash and cash equivalents, end of period	**$ 2,777,100**

See accompanying notes to financial statements

1) Organization and Nature of Operations

Jardine Lloyd Thompson Capital Markets Inc., (the Company), a wholly-owned subsidiary of JLT Re (North America) Inc. (JLT Re or the Parent), at the reporting date, is a broker and dealer of securities registered with the Securities and Exchange Commission (the SEC) and licensed by the Financial Industry Regulatory Authority (FINRA). Rule 17a-5 of the Securities Exchange Act of 1934 requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission). The Company offers services in risk securitization and financial risk transfer transactions, and asset risk management. The Company's fiscal year ends on December 31.

Change of Ownership During the Reporting Period

On November 5, 2013, all of the outstanding stock of Towers Watson Capital Markets, Inc. was acquired by JLT Re (North America) Inc. for an initial consideration of $2,000,000. Upon regulatory approval of the transaction, Towers Watson Capital Markets, Inc.'s name was changed to Jardine Lloyd Thompson Capital Markets, Inc.

Change in Fiscal Year

In connection with the sale, the Company changed its fiscal year end from June 30 to December 31. The Company sought and received approval from the Financial Industry Regulation Authority (FINRA), the Company's governing body, to file financial statements as of and for the eighteen month period ended December 31, 2014. As such, all information contained in this report is presented as of and for the eighteen month period ended December 31, 2014.

Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Security and Clearing Deposits

Clearing deposits held at December 31, 2014 represent an amount paid by the Company to Pershing LLC (Pershing) for the use of Pershing's securities clearance and settlement services. Pursuant to exemption (k)(2)(ii) of Rule 15c3-3, the Customer Protection Rule, the Company is exempt from holding capital against customer deposits since it clears all customer transactions through another broker-dealer (Pershing) on a fully-disclosed basis. As part of the agreement with Pershing, the Company is required to pay a minimum of $37,500 per quarter or the total of the fees charged for each transaction, whichever is greater. In addition, the Company has a clearing deposit with Pershing of $500,009. The clearing deposit acts as collateral against the

Company defaulting on Pershing's bills and is refundable to the Company at the end of the contract. As of December 31, the Company had security deposits of $37,003 and clearing deposits of $500,009 held by Pershing.

Fair Value of Financial Instruments

The carrying amount of our cash, security deposits, clearing deposits, receivable from Parent, accounts payable and payable to Parent approximate fair value because of the short term maturity and/or liquidity of those instruments.

Revenue Recognition

Commissions – Compensation for investment trades executed on behalf of clients is earned on a trade-date basis. Commissions are calculated as stipulated in the contracts with our clients, either on an agreed upon rate or as the difference between the buyer and seller price for trades executed for clients.

Reimbursed client expenses – The Company supports JLT Re in providing risk securitization and financial risk transfer transactions, and asset risk management services to clients. As a result, the Company incurs client expenses that are reimbursed by JLT Re. These reimbursed client expenses are recorded as revenue and the expenses are included in general and administrative expenses or professional and subcontracted services in the accompanying statement of operations. The revenue associated with these reimbursements is recorded when the invoices for these expenses are received, approved and processed for payment, by the Company, which is the point at which JLT Re becomes obligated to reimburse the Company under a written intercompany agreement.

The Company accounts for reimbursed expenses as revenue since the Company is the primary obligor with respect to purchasing the goods and services, the Company has discretion in selecting the supplier, and bears the credit risk for purchasing the goods and services.

Interest Income

Interest income includes interest on cash held by the Company.

Income Taxes

The Company follows an asset and liability approach for the recognition of deferred tax assets and liabilities related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against net deferred tax assets, when, in the judgment of management, it is more likely than not that such net deferred tax assets will not become realizable.

Accounting standards clarify the accounting for uncertainty in income taxes recognized in a Company's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Accounting standards also provide guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain tax positions, if any, as a component of interest tax expense.

As of December 31, 2014, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files a consolidated federal income tax return with its parent, as well as separate New York State and New York City income tax returns. Returns for the most recent 3 tax periods remain open for audit.

3) Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness." Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. The Company had a ratio of aggregate indebtedness to net capital of approximately .04 to 1 as of December 31, 2014, and exceeded the net capital requirement of $8,120. Aggregate indebtedness and net capital, as defined, were $121,793 and $3,155,316, respectively, at December 31, 2014.

Pursuant to the net capital provisions of Rule 1:17 of the National Futures Association (NFA), the Company is required to maintain a minimum net capital, as defined, equal to the greater of $45,000 or 6-2/3% of aggregate indebtedness.

4) Exemptive Provisions

The Company is exempt from the requirements of Rule 15c3-3 under section k(2)(ii) of Rule 15c3-3.

5) Related Parties

JLT Re pays certain direct expenses on behalf of the Company. Total direct expenses charged to the Company from JLT Re for the fiscal year ended December 31, 2014 were $944,435 and are classified within compensation and benefits expenses, general and administrative expenses and professional and subcontracted services expenses on the accompanying statement of operations. These direct expenses include charges under a service level agreement, compensation and benefit charges for employees who work for the Company, and other miscellaneous expenses. These charges are settled throughout the year.

Receivables from Parent include various amounts receivable from JLT Re which will be settled separately from the Payable to Parent. This amount includes $256,708 related to reimbursed client expenses paid by the Company. The Company also has $2,239 payable to the Parent. Both the commissions and the reimbursed client expenses are part of a co-sourced arrangement with JLT Re. In accordance with the terms of the arrangement, these amounts were paid or will be paid by the client to JLT Re who will in turn remit them to the Company.

6) Income Taxes

As of December 31, 2014, the Company had a deferred tax asset of approximately $926,000 resulting from federal, state, and city net operating loss (NOL) carryforwards which will begin to expire in 2029. We believe that it is more likely than not that the benefit from the carryforwards will not be realized. Consequently, we have provided a full valuation allowance on the deferred tax asset, relating to these NOL carryforwards.

There is a current income tax expense of $16,090, due to the correction of a prior year accrual.

The income of the Parent and all of its domestic subsidiaries, including the Company, are included in the filing of a consolidated federal tax return, however the Company files a separate state tax return. The Company's share of the consolidated income taxes is determined using a modified "separate-return" approach. Under this method of allocation, the Company determines current and deferred tax expense or benefit for the period as if the Company was filing a separate tax return.

7) Subsequent Events

Subsequent events have been evaluated through the date and time the financial statements were issued on April 1, 2015. No material subsequent events have occurred since December 31, 2014 that required recognition or disclosure in the financial statements.

Jardine Lloyd Thompson Capital Markets, Inc. **Schedule 1**
December 31, 2014

Computation of Net Capital Under Rule 15c3-1

Total ownership equity qualified for Net Capital		$	3,449,831
Deductions and/or charges:			
Total nonallowable assets from Statement of Financial Condition		$	294,515
Receivable from parent	256,708		
Security deposits	37,807		
Net capital before haircuts on securities positions		**$**	**3,155,316**
Haircuts and undue concentration on securities computed pursuant to rule 15c3-1(f)		$	-
Net Capital		**$**	**3,155,316**

Computation of Aggregate Indebtedness

Aggregate Indebtedness:		
Accounts payable and accrued liabilities	$	119,554
Payable to parent	$	2,239
Total aggregate indebtedness	**$**	**121,793**

Computation of Basic Net Capital Requirement

Net Capital	$	3,155,316
Minimum net capital required (6-2/3 %of aggregate indebtedness)	$	8,120
Excess of Net Capital	$	3,147,196
Ratio of aggregate indebtedness to net capital		0.04

Computation of Basic Net Capital Requirement Rule 1:17

Net Capital	$	3,155,316
Minimum net capital required	$	45,000
Excess of Net Capital	$	3,110,316
Ratio of aggregate indebtedness to net capital		0.04

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014)

Net capital as reported in the company's Part II (unadited) FOCUS Reprt		$	3,266,369
Adjustments		$	(111,053)
Post close entry - decrease to receivable	(78,180)		
Net additonal revenue earned during the 18 month period	(14,404)		
Recognition of expenses paid	(18,469)		
Net Capital per above		$	3,155,316

Jardine Lloyd Thompson Capital Markets, Inc.
Schedule II & III – Computation for Determination of the Reserve Requirements under Rule 15c3-3 and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2014

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii), and therefore, no "computation for determination of reserve requirements" or "information for possession or control requirements" under that rule have been provided.

[redacted]

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Jardine Lloyd Thompson Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Jardine Lloyd Thompson Capital Markets, Inc. identified the following provisions of 17 C.F.R §15c3-3(k) under which Jardine Lloyd Thompson Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Jardine Lloyd Thompson Capital Markets, Inc. stated that Jardine Lloyd Thompson Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Jardine Lloyd Thompson Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jardine Lloyd Thompson Capital Market, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under Securities Exchange Act of 1934.

BDO, LLP

Philadelphia, Pennsylvania
April 1, 2015

EXEMPTION REPORT

Jardine Lloyd Thompson Capital Markets Inc. Assertions

We confirm, to the best of our knowledge and belief, that:

1. Jardine Lloyd Thompson Capital Markets Inc. claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the 18 month period July 1, 2013 to December 31, 2014.

2. Jardine Lloyd Thompson Capital Markets Inc met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the 18 month period July 1, 2013 to December 31, 2014 without exception.

Sign: ______________________ Date: 4/1/2015

Edward S. Hochberg

Jardine Lloyd Thompson Capital Markets Inc.
1500 Market Street | Centre Square East | Philadelphia | PA | 19102-4790
Tel: +1 215 246 1681
ed.hochberg@jltre.com

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholder of Jardine Lloyd Thompson Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the eighteen month period ended December 31, 2014, which were agreed to by Jardine Lloyd Thompson Capital Markets, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Jardine Lloyd Thompson Capital Markets, Inc.'s compliance with the applicable instructions of Form SIPC-7. Jardine Lloyd Thompson Capital Markets, Inc.'s management is responsible for Jardine Lloyd Thompson Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from copies of checks and/or bank checking account statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
April 1, 2015

Schedule of Assessment and Payments to the Securities Investors Protection Corporation (SIPC) - Pursuant to Rule 17a-5e(4)
18 month period ended December 31, 2014

General assessment	$ 5,273.18
Less	
Payments made:	
SIPC-6:	180.43
SIPC-7:	891.16
Assessment balance due	4,201.59
Plus interest computed on late payments	297.69
Total assessment balance due	4,499.28

Determination of SIPC net operating revenues and general assessment

Total revenue (FOCUS Line 12/Part IIA Line 9)	$ 2,109,273.00
Additions:	
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	-
Net loss from principal transactions in securities in trading accounts	-
Net loss from principal transactions in commodities in trading accounts	
Interest and dividend expense deducted in determining total revenue	-
Net loss from management of or participation in the underwriting or distribution of securities	-
Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management or participation in underwriting or distribution of securities	-
Net loss from securities in investment accounts	-
Total additions	-
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	-
Revenues from commodity transactions	-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions	-
Reimbursements for postage in connection with proxy solicitation	-
Net gain from securities in investment accounts	-
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptance or commercial paper that mature nine months or less from issuance date	-
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	-
Other revenue not related either directly or indirectly to the securities business	-
The greater of:	
Total interest and dividend expense (FOCUS Line 22/Part IIA, Line 13 plus interest and dividend income included in additions in total revenues above	
40% of interest earned on Customers securities accounts (40% of FOCUS Line 5)	-
Total deductions	-
SIPC net operating revenues	$ 2,109,273.00
General assessment @ .0025	$ 5,273.19